SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

                              Schedule 13D

                Under the Securities Exchange Act of 1934

                            (Amendment No. 4)

                            Innovo Group Inc.
                        _________________________
                            (Name of Issuer)



                 Common Stock, Par Value $.01 Per Share
                        _________________________
                     (Title of Class of Securities)



                               457954 50 1
                        _________________________
                             (CUSIP NUMBER)

             Jerry Sims, Esq; Sims, Moss, Kline & Davis, LLP
                        410 Northpark Town Center
                                Suite 310
                        Atlanta, Georgia   30328
                         Telephone 770-481-7200
                        _________________________
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)



                             August 13, 1997
                        _________________________
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement
[  ].


             Page 1 of 8 pages.  Exhibit index is on page 7.

                              SCHEDULE 13D

                            (AMENDMENT NO. 4)

                         (Cover Page -- Part II)

CUSIP NO. 457954 50 1

_________________________________________________________________
      1)   Name of Reporting Person/S.S. or I.R.S. Identification
           No. of Above Person:

                         Patricia Anderson-Lasko
________________________________________________________________
      2)   Check the Appropriate Box if a Member of a Group:
           (a)   [ ]
           (b)   [ ]
________________________________________________________________
      3)   SEC Use Only

________________________________________________________________
      4)   Source of Funds:

                         OO and PF.  See Item 3.
________________________________________________________________
      5)   Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(d) or 2(e):         [ ]

_______________________________________________________________
      6)   Citizenship or Place of Organization:

                                Tennessee
______________________________________________________________
Number of Shares            7)   Sole Voting Power:
Beneficially Owned                     4,282,007
by Each Reporting                ________________________________
Person With                 8)   Shared Voting Power:
                                          79,432
                                 ________________________________
                            9)   Sole Dispositive Power:
                                       4,282,007
                                 ________________________________
                          10)    Shared Dispositive Power:
                                          79,432
                                 ________________________________

      11)  Aggregate Amount Beneficially Owned by Each Reporting
           Person:
                      4,361,439 shares
______________________________________________________________

                            Page 2 of 8 pages

      12)  Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares:       [ ]

______________________________________________________________

      13)  Percent of Class Represented by Amount in Row (11):

                                  9.9%
______________________________________________________________

      14)  Type of Reporting Person:

                                   IN
______________________________________________________________







































                           Page 3 of 8 pages.

Item 1.    Security and Issuer.

           This Amendment No. 4 ("this Amendment" or "Amendment No.
           4) to the September 7, 1993 Schedule 13D (the "Original
           Schedule 13D") and the September 26, 1993 Amendment ("Amendment No. 1"), the July 22, 1994 Amendment ("Amendment No. 2") and the May 23, 1997 Amendment ("Amendment No. 3") to the original Schedule 13D of Patricia Anderson-Lasko (hereinafter referred to as "Ms. Anderson"), is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Innovo Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172.

Item 2.    Identity and Background.

           This Schedule is filed on behalf of Patricia Anderson-Lasko, hereinafter referred to as "Ms. Anderson". Ms. Anderson is the President and a member of the board of directors of the Company, whose business address is 27 North Main Street, Springfield, Tennessee 37172. Ms. Anderson is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

           The fourth and fifth paragraphs of Item 3 are amended to read as follows:

           The 4,361,439 shares of common stock reported by this Amendment as beneficially owned by Ms. Anderson include
           4 million shares ("the Award Shares") which Ms. Anderson acquired pursuant to a Stock Purchase Right Award ("the Award") made to her in February, 1997. The Award was made at a time when the Company did not have any material number of authorized but unissued or otherwise unreserved shares of common stock and was subject to a condition that limited Ms. Anderson's exercise to such number of shares of common stock as were authorized but unissued or otherwise unreserved until such time as the Company's stockholders approved, and the Company took such other actions as were necessary, to increase the number of authorized shares of common stock. The stockholders of the Company approved an increase in the number of authorized shares of common stock, to 70 million, on April 4, 1997, and on May 23, 1997 the Company completed the filing of an amended Certificate of Incorporation to reflect the increase. Accordingly, on May 23, 1997, the Company reserved from its unissued common stock 4 million shares of common stock for issuance upon Ms. Anderson' exercise, if any, of the Award, and the Award became

                           Page 4 of 8 pages.

           exercisable. Ms. Anderson exercised the Award on August 4, 1997 with respect to all 4 million shares.

           Pursuant to the terms of the Award, Ms. Anderson was granted the right to purchase up to 4 million shares of common stock at a price of $.28125 per share. The Award was exercisable from April 30, 1997 until April 30, 2002, provided that at the time of any exercise Ms. Anderson was still employed by the Company. Under the terms of the Award Ms. Anderson may pay for any shares purchased by the delivery of (i) cash or (ii) a non-recourse promissory note, bearing no interest due April 30, 2002. Ms. Anderson exercised the Award by delivering a note. The note is collateralized by the shares purchased therewith, which shares will be forfeited to the extent the note is not paid on or before maturity, and is payable (including prepayable) in whole or in part, by the delivery to the Company of (i) cash payment or (ii) other shares of the common stock that Ms. Anderson has owned for a period of at least six months, which shares would be credited against the note on the basis of the closing bid price for the Company's common stock on the date of delivery. The termination of Ms. Anderson's employment would not affect her rights to any shares already purchased pursuant to the Award, including the right to vote and receive dividends or distributions with respect to those shares, including any shares collateralizing any unpaid note, except that any dividends or distributions made with respect to shares collateralizing any unpaid note will be held in the escrow to be established for such shares and note until such time, if any, as such note is paid.

Item 4.    Purpose of Transaction

           No amendment to this Item 4.

Item 5.    Interest in Securities of the Issuer

           No amendment to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           On August 13, 1997 the Company issued 6,750,000 shares of its common stock to a group of investors ("the Smith Group") comprised of L. E. Smith, Dan Page, J. Eric Hendrickson and Herb Newton. The purchase by the Smith Group was made pursuant to a Stock Purchase Agreement dated August 13, 1997 ("the Stock Purchase Agreement") by and between the members of the Smith Group, the Company,


                           Page 5 of 8 pages.
           and Ms. Anderson. Under the terms of the Stock Purchase Agreement, (i) each of the members of the Smith Group were elected to the Company's board of directors, and
           (ii) the Company and the Smith Group agreed that the Company would nominate the members of the current board of directors, including the members of the Smith Group, as the Company's nominees for directors for its next annual stockholders' meeting. Ms. Anderson is one of the directors who will be accordingly nominated.

           As a condition to the Stock Purchase Agreement, Ms. Anderson entered into a voting agreement ("the Voting Agreement") and a resale and right of first refusal agreement ("the Resale and Right of First Refusal Agreement") with the Smith Group.

           Under the Voting Agreement Ms. Anderson has agreed to vote, in the manner directed by the Smith Group, such number of shares of common stock as to which she has sole voting power as equals one-half of the excess, if any, of the number of shares of Company common stock as to which Ms. Anderson has sole voting power over the number of shares of common stock as to which the Smith Group has sole or shared voting power. However, Ms. Anderson is not required to vote any shares as directed by the Smith Group if the Company's net income, as determined under generally accepted accounting principles and as reported in the reports filed by the Company under the Securities Exchange Act of 1934 ("the 1934 Act"), is for the twelve month period ending as of the latest fiscal quarter for which a quarterly report or annual report has been filed by the Company with the Securities and Exchange Commission under the 1934 Act as of the applicable voting date, not greater than (or net loss is not less than) the net income or loss for the comparable twelve month period of the prior year. Additionally, Ms. Anderson is not required to vote as directed by the Smith Group if such vote would be contrary to a recommendation of the Company's board of directors. The Voting Agreement has a term of two years. As of the date of this Amendment, Ms. Anderson would, under the formula in the Voting Agreement, not be required to vote any shares as directed by the Smith Group.

           Under the Resale and Right of First Refusal Agreement, Ms. Anderson agreed that until the later of (i) 90 days following the termination of her employment or other affiliation with the Company (except for affiliation resulting only from the ownership of common stock), or
           (ii) one year from the date of the agreement, she would not reoffer or resell any of the Award Shares, except for
           (a) offers and sales of Award Shares up to an aggregate

                           Page 6 of 8 Pages.
           of 500,000 Award Shares during each six month period commencing with the six month period that begins on the first anniversary of the agreement, (b) offers and sales affected through privately negotiated transactions, provided that the purchaser in any such privately negotiated transaction agrees to be bound by the terms of the Resale and Right of First Refusal Agreement, including such portion of the 500,000 share limit as may be allocated to it in negotiation between the purchaser and Ms. Anderson, and (c) a sale of any of the Award Shares in response to an offer made generally to all stockholders of the Company in connection with a proposed or intended acquisition of a controlling interest in the Company. Ms. Anderson also granted first to the Smith Group and second to the Company a right of first refusal to purchase any of the Award Shares that she might propose to offer or sell, exercisable generally on terms equal to those of the intended offer or sale.

Item 7.    Material to be filed as Exhibits

           Exhibit No.           Description

                 1 Common Stock Voting Agreement dated August 13, 1997 by and between L. E. Smith, Dan Page, J. Eric Hendrickson and Herb Newton and Patricia
                                 Anderson-Lasko (incorporated by
                                 reference from Exhibit 10.7 to the
                                 Company's Current Report on From 8-K
                                 dated August 13, 1997 [file 0-
                                 18926])

                 2 Common Stock Resale and Right of First Refusal Agreement dated August 13, 1997 by and between L. E. Smith, Dan Page, J. Eric Hendrickson and Herb Newton and Patricia Anderson-Lasko and Innovo Group Inc.
                                 (incorporated by reference from
                                 Exhibit 10.8 to the Company's
                                 Current Report on Form 8-K dated
                                 August 13, 1997 [file 0-18926])










                           Page 7 of 8 pages.

                                SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 25, 1997

                                 /s/ Patricia Anderson-Lasko(L.S.)
                                 ______________________________
                                     Patricia Anderson-Lasko








































                           Page 8 of 8 pages.